UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2011

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.

Corporate Taxpayer’s ID (CNPJ): 04.032.433/0001-80

Company Registry (NIRE): 33300275410

Publicly-held Company

MINUTES OF THE FISCAL COUNCIL MEETING

HELD ON APRIL 25, 2011

I. DATE, TIME AND VENUE: February 25th, 2011, at 10:30 a.m., at the headquarters of Contax Participações S.A. ("Company"), located at Rua do Passeio, 48 to 56, parte, Centro, in the city and state of Rio de Janeiro. II. CALL NOTICE: Members were invited to attend via individual messages. III. ATTENDANCE:  The undersigned Fiscal Council members, representing all sitting members. Also present were: Michel Neves Sarkis, CEO, CFO and Investor Relations Officer, Luis Santos, General Controlling Manager, and the representatives of Deloitte Touche Tohmatsu Independent Auditors, José Carlos Monteiro, Marco Aurélio P. Neves and Charles Mace de Aguiar. IV. PRESIDING: Chairman: Sidnei Nunes, and Secretary: Cristina Alves Corrêa Justo Reis. V. AGENDA: (i) To analyze the Financial Statements for the fiscal year ended December 31st, 2010, and other documents to be submitted to the Company’s Annual Shareholders’ Meeting, (ii) To recognize tax credits (CVM Instruction 371/2002). I. RESOLUTIONS: With regard to item 1 of the Agenda, the Company’s 2010 consolidated financial statements, including the balance sheet, proposal for allocation of dividends, annual management report, statement of cash flow and income statement were presented. Based on an examination of said documents and on the explanations provided by the representatives of both the Company and Deloitte Touche Tohmatsu Independent Auditors, the Council members concluded that the Financial Statements and other documents provided for in Article 133 of Law 6,404/76, in reference to the fiscal year ended December 31st, 2010, were an accurate reflection of the Company financial and equity situation. In accordance with Article 163 of Law 6,404/76, the Council agreed to subject said documents to the approval of the Annual Shareholders’ Meeting of Contax Participações S.A., to be held by April 29th, 2011. The Council’s report was signed by the members thereof and will be filed in its records. The Council members approved the appointment of Eder Carvalho Magalhães to represent the body at the Board of Directors’ Meeting to be held on March 1st, 2011 in order to resolve on the 2010 results. The material related to subjects on the agenda was previously analyzed by the Council and will be duly filed in its records. Moving on to Item 2 of the Agenda, a Technical Note was presented regarding the accounting records of tax credits, pursuant to CVM Instruction 371/2002, considering a five-year projection, showing the generation of future taxable income and  a summary of the tax credits of the Company and its subsidiaries Contax S.A. and Ability Comunicação Integrada Ltda. In accordance with the conclusion of the Technical Note, the Company’s tax credits resulting from corporate income tax

(IRRF) were fully recognized. Credits related to temporary differences and corporate income tax (IRRF) were fully recognized in the subsidiaries Contax S.A. and Ability Comunicação Integrada Ltda. The members of the Fiscal Council examined the projection, in order to keep the accounting records of tax credits up to date. Management clarified all of the Fiscal Council’s queries. Finally, it was noted that the Company’s monthly balance sheets had been sent to the Fiscal Council for review, as had the minutes of those Board of Directors’ Meetings held since the last Fiscal Council meeting, which were duly examined. VII. CLOSURE: There being no further matters to discuss, the meeting was adjourned, these minutes were drawn up, read, found to be in compliance, approved and signed by all attending members and by the Secretary. Rio de Janeiro, February 25th, 2011

Cristina Alves Corrêa Justo Reis

Secretary

Sidnei Nunes

Chairman of the Board of Directors

Eder Carvalho Magalhães

Sergio Mamede Rosa do Nascimento

Aloísio Kok

Vanessa Montes de Moraes

Representatives of Deloitte Touche Tohmatsu Independent Auditors

José Carlos Monteiro

Marco Aurélio P. Neves

Charles Mace de Aguiar

CONTAX PARTICIPAÇÕES S.A.

Corporate Taxpayer’s ID (CNPJ): 04.032.433/0001-80

Company Registry (NIRE): 33300275410

Publicly-held Company

FISCAL COUNCIL REPORT

The Fiscal Council of CONTAX PARTICIPAÇÕES S.A., in compliance with items II and VII of Article 163 of Law 6,404/76, has examined the Financial Statements, Balance Sheet, Proposal for the Distribution of Company’s Dividends, Annual Management Report and other statements prepared by the Company, for the fiscal year ended December 31st, 2010. Based on an examination of the documents in question and on the explanations provided by the representatives of both the Company and of Deloitte Touche Tohmatsu Independent Auditors, the undersigned Fiscal Council members concluded that the above-mentioned Financial Statements were an accurate expression of the Company’s financial and equity situation. In accordance with Article 163 of Law 6,404/76, the Council members agreed to subject said documents to the approval of the Annual Shareholders’ Meeting of Contax Participações S.A to be held by April 29th, 2011.

Rio de Janeiro, February 25th, 2011

Sidnei Nunes

Chairman of the Board of Directors

Eder Carvalho Magalhães

Sergio Mamede Rosa do Nascimento

Aloísio Kok

Vanessa Montes de Moraes

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 10, 2011

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.